UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                            Commission File No.
                                                                   0-3032


(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR

                  For Period Ended:     July 31, 2002
                                    ---------------------
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------





If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

College Bound Student Alliance, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


Former Name if Applicable

333 South Allison Parkway, Suite 100
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80226-3115
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|       (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;
|X|       (b)      The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
                   portion thereof, will be filed on or before the fifteenth
                   calendar day following the prescribed due date; or the
                   subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                   calendar day following the prescribed due date; and
|_|       (c)      The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company recently hired new SEC counsel to assist it in reviewing and preparing its periodic reports and to advise it on general corporate matters. The new SEC counsel was unable to complete its review of our Annual Report on Form 10-KSB for the fiscal year ended July 31, 2002 prior to the filing date, but expects to complete its review within the next couple of days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  John S. Chapman             (303)               804-0155
          ---------------------------      -------------       ----------------
                     (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net loss will decrease from $(4,010,901) for fiscal 2001 to $(398,431) for fiscal 2002, and its net loss per share will decrease from $(0.16) for fiscal 2001 to $(0.02) for fiscal 2002.

--------------------------------------------------------------------------------


                      College Bound Student Alliance, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   October 29, 2002                     By   /s/ John S. Chapman
     --------------------                        -------------------------------
                                                     John S. Chapman
                                                     Chief Financial Officer